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             Morgan Stanley Dean Witter Africa Investment Fund, Inc.
                             (For Immediate Release)

         New York, New York, September 22, 2000 - Morgan Stanley Dean Witter Africa Investment Fund, Inc. (the "Fund") announced today that, in accordance with its tender offer for up to 1,333,612 of its issued and outstanding shares of common stock, which expired on September 15, 2000, the Fund has accepted 1,333,612 shares for payment on Monday, September 25, 2000 at $10.81 per share. The 1,333,612 shares represent 10% of the Fund's outstanding shares. A total of 8,362,135 shares were properly tendered and not withdrawn by September 15, 2000, the final date for withdrawals. Therefore, on a pro rated basis, 15.65% of the shares so tendered by each tendering stockholder have been accepted for payment.

         The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the New York Stock Exchange (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

         For further information, please contact Georgeson Shareholder Communications Corporation, 17 State Street, New York, New York, at 800-223-2064.